DSM Press Release

DSM, Corporate Communications,
[redacted]e Netherlands
(31) 45 5740680

DSM

Heerlen (NL), 1 October 2007

DSM starts share buy-back program

Royal DSM N.V. announces that in accordance with the share buy-back program published on 27 September 2007 the company will today, 1 October 2007, start the first phase of this EUR 750 million program. DSM has signed a Discretionary Management Agreement with the bank that will execute the share buy-back.

In 2007 DSM intends to repurchase shares for a total consideration of up to EUR 250 million. The remainder of the program will be executed in 2008, subject to the approval of the Annual Meeting of Shareholders in March 2008.

The repurchase price will be based on the daily VWAP (Value Weighted Average Price). Daily volumes to be repurchased will be around 10% of the daily trading volume. In accordance with the present regulations DSM will regularly inform the market via press releases about the progress made in the execution of this share buy-back program.

DSM
DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

dw 10/16

Forward-looking statements

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

70E

Heerlen (NL), 28 September 2007

DSM Management appointments

Royal DSM N.V. announces the following management appointments.

Dries Ausems (1950), at present Director Investor Relations, will be appointed Spend Area Director Petchem and Energy with DSM Sourcing, as per 1 January 2008.

As per the same date **Hans Vossen** (1963) at present Director Corporate Strategy and Planning, will succeed Dries Ausems. Hans will be reporting to Rolf-Dieter Schwalb, member of the Managing Board of DSM.

DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

68E

Heerlen (NL), 27 September 2007

DSM accelerates shift to Life Sciences and Materials Sciences company and raises growth targets

Today, the newly composed Managing Board of Royal DSM N.V. presents the conclusions from its early, mid-term evaluation of the Vision 2010 – Building on Strengths strategy:

- *DSM accelerates the shift to a Life Sciences (Nutrition and Pharma) and Materials Sciences (Performance Materials) company:*
  - *this shift strongly positions DSM to meet the needs of tomorrow's society in areas such as nutrition and health as well as advanced materials to improve the quality of life and the environment*
  - *as a consequence DSM initiates a divestment program for non-core businesses and*
  - *steps-up search for acquisitions in core business areas to achieve external growth*
- *Ambitious new growth targets*
  - *organic sales growth target raised to >5% per year*
  - *raised sales target for China in 2010 from USD 1 billion to USD 1.5 billion*
- *Commitment to deliver EUR 1 billion additional sales from innovation by 2010*
- *Dividend increase of 20% per share will be recommended at AGM in March 2008*
- *New EUR 750 million share buy-back*
- *Sustainability targets reconfirmed; energy savings target doubled*

DSM raises the outlook for the full year 2007: Operating profit (before exceptional items) is expected to be EUR 820 million +/- 3% (up from EUR 790 million +/- 3%).

"DSM's market leading positions and combined technological expertise in Life Sciences and Materials Sciences create a unique portfolio for growth and innovation," said Feike Sijbesma, Chairman of the Managing Board of DSM, *"and this accelerated Vision 2010 strategy gives us the ambition and urgency to capture its potential. By increasing our focus on these specialty areas of our business and freeing up resources for innovation and acquisitions, we believe this program will generate significant future value for our stakeholders."*

The conclusions from DSM's mid-term evaluation of the *Vision 2010 – Building on Strengths* strategy, originally presented at the annual DSM Analysts Conference in October 2005, are presented today. The review continues DSM's track record of successful portfolio adjustments and accelerates the group's shift to a specialty Life Sciences and Materials Sciences company, delivering faster growth, higher margins and improved earnings quality. At the same time, the review confirms DSM's three key strategic drivers of market-driven growth and innovation, an increased presence in emerging economies and operational

excellence. A number of ambitious new growth objectives have been set, including raising the company's annual organic sales growth target from 3-5% to more than 5%. Additional shareholder value is expected to be created through a proposed uplift in the dividend per share and a new EUR 750 million share buy-back program.

Focus on Life Sciences and Materials Sciences
Following a fundamental review undertaken across the whole of the group's business portfolio, DSM has taken the decision to focus on its specialty Life Sciences (Nutrition and Pharma) and Materials Sciences (Performance Materials) businesses. These businesses operate in sectors where DSM has market leading positions and utilize unique technology platforms which combine DSM's expertise in chemistry, process technology, (white/industrial) biotechnology and materials science.

DSM's specialty life sciences and materials sciences businesses are serving rapidly growing societal needs, particularly in areas such as improving nutrition, health and the environment and enhancing people's quality of life. They are global businesses. Their technology platforms can be used across numerous, diverse areas of application which provide multiple opportunities for growth whilst at the same time enabling high levels of sustainability. They also share a number of competences in both technologies and markets where cross fertilization between the units can be fostered, in particular within the areas of biotechnology and biomaterials, enabling DSM to be at the forefront in the creation of novel, bio-based products from renewable resources. The four Emerging Business Areas (White Biotech, Personalized Nutrition, Biomedical and Specialty Packaging) fit very well in this thrust.

In the Vision 2010 period so far the target of 3-5% sales growth per year has clearly been beaten. DSM is confident that a higher growth target than originally foreseen can be achieved over the remainder of the Vision 2010 period. Therefore, DSM raises the organic sales growth target (in constant currencies) to more than 5% (based on assumed economic scenario).

By 2010, after this transformation of DSM to focus on Life Sciences and Material Sciences, DSM will be a stronger company with higher quality of earnings. DSM will be well positioned for increased ambitions thereafter.

Expanded scope for divestment and partnering
Those businesses which do not fit with the strategic thrust will be carved out and divested, during the course of the Vision 2010 period, to new owners for whom there is a stronger strategic fit and under whose ownership they can prosper further. These businesses will be grouped in a new Base Chemicals & Materials cluster and include:

	2007E Sales
• Melamine / Urea / Fertilizers / Energy (currently within Industrial Chemicals)	(~EUR 700 million)
• Elastomers (currently within Performance Materials)	(~EUR 500 million)
• Special Products (currently within Nutrition)	(~EUR 100 million)
• Maleic anhydride including derivatives (currently within Pharma)	(~EUR 75 million)

These divestments will result in a reduced presence at the Chemelot site, Geleen (NL). DSM will review its options how it can best support the further development of that site into a successful industrial park. In addition, DSM will continue to invest in its R&D campus infrastructure on this site.

A partnering strategy will be pursued for DSM's citric acid interests (currently within Nutrition, with 2007E Sales ~EUR 125 million), which will also be reported in the Base Chemicals & Materials cluster.

The new Base Chemicals & Materials cluster is expected to deliver 2007 sales of approximately EUR 1.5 billion, EBITDA of approximately EUR 200 million and EBIT of about EUR 100 million.

DSM Fibre Intermediates activities (currently within Industrial Chemicals), which provide backward integration for DSM Engineering Plastics and have a strong leadership position, will be reported in a new cluster Polymer Intermediates.

As a result of the above, DSM will create five reporting clusters, as follows:

- Nutrition (Life Sciences)
- Pharma (Life Sciences)
- Performance Materials (Materials Sciences)
- Polymer Intermediates (Materials Sciences)
- Base Chemicals & Materials

The EBITDA margin targets of the clusters will be adjusted to reflect their new composition. The new reporting structure will be effective for 2008 with restatement of 2007.

These portfolio adjustments are expected to be completed during the course of the Vision 2010 program. As a result, DSM will move closer towards its goal of deriving 60% of total revenues from specialty businesses, remaining only in those businesses formerly within the Industrial Chemicals cluster where backward-integration provides DSM with a competitive advantage.

In addition, over the remainder of the Vision 2010 period, DSM will seek to monetize the value of some other assets, mainly real estate.

Acquisitions
In addition to achieving its objective of organic sales growth above 5%, DSM is lifting its ambitions for growth through acquisitions, which will be targeted in the company's core Nutrition, Pharma and Performance Materials businesses, as well as in the Emerging Business Areas. It is intended that acquisitions, to be made during the period 2008-2010 and financed from DSM's strong cash flow, its balance sheet and from the proceeds of the various divestments to be undertaken, will add significantly to group revenues by 2010. DSM will maintain its disciplined acquisition strategy.

Innovation
Market-driven growth and innovation is a key driver in DSM's Vision 2010 strategy and is expected to contribute significantly to growth. DSM is fully committed to the Vision 2010 target of generating an additional EUR 1 billion in sales from innovation by 2010 and is confident that the pipeline of products currently in development will enable this target to be met. The innovation program is expected to contribute more than EUR 300 million to the company's revenues in the current year, up from approximately EUR 170 million in 2006.

The additional annual innovation expenditure of currently EUR 40 million growing to EUR 70 million, announced at the commencement of the Vision 2010 program in 2005, will be maintained and investments will be made in technology and new product acquisitions, targeting at approximately EUR 75 million per year. This process is well under way; DSM recently acquired Pentapharm, a global leader in the production of active ingredients and system solutions for cosmetics which will help DSM Nutritional Products grow its presence

in the personal care industry. DSM also acquired Pamako AG in March. DSM will further develop and improve Pamako's technology, and incorporate it in the existing Dyneema® life protection business.

Improved processes to maximize the benefits of DSM's capabilities in innovation have been put in place and are working well. The Top 50 projects have been prioritized. The company has earmarked up to EUR 200 million for venturing investments until 2012.

Emerging Economies
DSM continues to experience strong growth in emerging economies. The particularly rapid development of the company's presence in China, where DSM is currently achieving annual sales growth of around 20%, has enabled DSM today to raise its Vision 2010 growth objectives in China. The original target of USD 1 billion of revenues being derived from China by 2010 is now expected to be achieved well in advance of this time (2007 anticipated revenues: USD 900 - 950 million) and accordingly a new target of USD 1.5 billion by 2010 has now been set.

Operational Excellence
DSM has already announced two new programs in June this year to improve the performance and profitability of two businesses, DSM Anti-Infectives and the *Aspire to Win* program for DSM Nutritional Products, the latter of which is expected to deliver an annual minimum of EUR 100 million of improved profitability by 2010 and enable the Nutrition cluster to meet its Vision 2010 growth targets. DSM remains wholly committed to the pursuit of Operational Excellence and intends to continue and further strengthen the program with new initiatives in Advanced Manufacturing (for example, yield improvements and energy savings), Commercialization (product launch) and Excellerate (pricing program).

Sustainability (Triple P)
In the accelerated Vision 2010 strategy, DSM will continue to pursue its Sustainability / Triple P policy, paying keen attention to the performance of its activities not just on Profit, but also on People and the Planet. In the sector, the company ranks among the global leaders in sustainability and retention of global leadership in this area will be an ongoing priority for DSM. DSM continually strives to improve its eco-footprint and concrete targets have been set within the framework of Vision 2010 to further reduce emission levels. DSM has doubled its energy savings target from 1% to 2% per year. The company will seek to exploit the eco-advantages of DSM's White Biotech industrial production capabilities which utilize renewable resources and are therefore beneficial both for the Planet and for Profit.

With regard to People, the ongoing diversification and internationalization of DSM's workforce will be a continuing theme of the accelerated Vision 2010 strategy, benefiting the company's performance culture.

Financial Policy
As part of the evaluation of *Vision 2010 – Building on Strengths* the following financial policy has been defined:

- The company's gearing target (defined as net debt / total capital) of 30-40% is confirmed.
- Cash will be allocated along the following priorities:
  - capital expenditure (including acquisitions for new business development)
  - increased dividends
  - acquisitions
  - share buy-backs

- DSM's dividend policy will be adjusted to reflect the more stable, steadily increasing profitability of its specialty businesses. DSM aims to provide a stable and preferably rising dividend. A 20% dividend increase per ordinary share is to be recommended at the company's next Annual General Meeting in March 2008.
- A new EUR 750 million share buy-back program will commence in October 2007 with a comparable scheme as in 2006/2007.
- DSM's weighted average cost of capital (WACC) is 7.5% and the CFROI target (cash flow return on investment) will be 100 base points above WACC (up from the current level of 50 bps above the previous WACC of 8%).
- DSM has adopted a systematic, risk-management oriented hedging strategy, with the objective of hedging approximately 50% of the company's net US Dollar currency exposure on a rolling annual basis.

Total shareholder return (TSR) remains the group's key performance metric and DSM will continue to target a TSR above the peer group average.

New, ambitious Vision 2010 targets

The successful execution of the accelerated Vision 2010 program will result in the continuing evolution of DSM into a specialty life sciences and materials sciences business. The group will be strongly positioned for growth with the main drivers being delivered from market-driven innovation and an increasing presence in the world's rapidly developing emerging economies, particularly China, as well as from acquisitions. DSM's ongoing commitment to Operational Excellence remains firmly in place.

The adoption of this strategy, with its objective of achieving a better quality earnings base from higher margin businesses, has enabled DSM to increase the Vision 2010 targets, as follows:

Vision 2010	Original Target	New Target
Organic sales growth	3-5%	>5%*
Cluster EBITDA margins		
- Nutrition	>18%	>18%
- Pharma	>18%	>19%
- Performance Materials	≥ 16%	>17%
- Polymer Intermediates		>13% (average)
Growth from innovation	EUR 1 billion by 2010	EUR 1 billion by 2010
Growth in China	USD 1 billion by 2010	USD 1.5 billion by 2010
CFROI	WACC + 50 bp	WACC + 100 bp
Specialty profile	50-60%	Towards 60%
Sustainability	Triple P policy	Double energy savings Other targets confirmed
Total shareholder return (TSR)	Above average peer group	Above average peer group

* for the remainder of the period, based on assumed economic scenario

New bond issue

DSM is considering the refinancing of upcoming debt maturities in the fourth quarter with a new benchmark size Eurobond. A series of meetings with bond investors will be arranged, starting Monday 8 October 2007. The timing of the new issue will be subject to market developments.

Trading Update and Outlook

Trading conditions in some of DSM's businesses are more favorable than earlier expected. Amongst others price developments in anti-infectives and in some parts of the nutrition business are positive due to a shifting demand-supply balance. DSM expects its operating profit (before exceptional items) for the full year 2007 to be EUR 820 million with an uncertainty of plus or minus 3% (up from EUR 790 million plus or minus 3%).

About DSM

DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost €9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END